

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

December 11, 2006

<u>Via U.S. Mail and Fax (212-805-5264)</u>
Mr. Ralph G. D'Ambrosio
Principal Accounting Officer
L-3 Communications Holdings, Inc.
600 Third Avenue
New York, NY 10016

   Re: L-3 Communications Holdings, Inc.
   L-3 Communications Corporation
   Form 10-K for Fiscal Year Ended December 31, 2005
   Filed March 9, 2006 and March 28, 2006

   Form 10-Q for Fiscal Quarters Ended September 30, 2006
   File Nos. 1-14141 and 333-46983

Dear Mr. D'Ambrosio:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

          Sincerely,

          Larry Spirgel
          Assistant Director